恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

[redacted]

07028662

RECEIVED
2007 DEC 17 A 9:17

Our Ref.: HASE/TL/HL/05260

4th December, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's announcement dated 3rd December, 2007 in relation to the Poll Results of the Company's Annual General Meeting, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

12/18

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

ANNUAL GENERAL MEETING HELD ON 3 DECEMBER 2007
POLL RESULTS

At the Annual General Meeting (the "AGM") of Henderson Land Development Company Limited (the "Company") held on 3 December 2007, a poll was demanded by the Chairman of the Meeting for voting on all the proposed resolutions as set out in the notice of the AGM dated 16 October 2007. The poll results in respect of all the resolutions proposed at the AGM are as follows:

Resolutions		Number of Votes (%)	
		For	Against
1.	To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2007.	1,507,225,604 (99.9991%)	13,200 (0.0009%)
2.	To declare a Final Dividend of HK$0.70 per share.	1,513,451,143 (99.9987%)	19,545 (0.0013%)
3.	To re-elect Mr. Lee King Yue as director.	1,511,648,006 (99.8488%)	2,289,682 (0.1512%)
	To re-elect Mr. Li Ning as director.	1,511,628,009 (99.8474%)	2,309,682 (0.1526%)
	To re-elect Sir Po-shing Woo as director.	1,505,565,923 (99.4469%)	8,373,765 (0.5531%)
	To re-elect Mr. Lee Tat Man as director.	1,511,414,007 (99.8333%)	2,523,681 (0.1667%)
	To re-elect Mr. Gordon Kwong Che Keung as director.	1,338,597,858 (88.4457%)	174,870,830 (11.5543%)
	To re-elect Professor Ko Ping Keung as director.	1,338,594,357 (88.4455%)	174,874,331 (11.5545%)
	To authorise the Board of Directors to fix the Directors' remuneration.	1,512,343,564 (99.9429%)	863,679 (0.0571%)
4.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.	1,513,669,346 (99.9983%)	26,342 (0.0017%)

5.	(A)	To give a general mandate to the Directors to repurchase shares.	1,513,194,488 (99.9969%)	46,200 (0.0031%)
	(B)	To give a general mandate to the Directors to allot new shares.	1,193,745,144 (78.8889%)	319,452,044 (21.1111%)
	(C)	To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	1,325,789,231 (87.6296%)	187,158,112 (12.3704%)

As more than 50% of the votes were cast in favour of each of the resolutions 1 to 5, all the resolutions were duly passed as ordinary resolutions.

The Company's share registrar, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of the AGM, the total number of issued ordinary shares of the Company was 1,942,580,000 shares, the holders of which were entitled to attend and vote for or against the resolutions. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 3 December 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END